Kaufman & Canoles, P.C. Three James Center, 12th Floor
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com	1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

March 26, 2010

By EDGAR and U.S. Mail

Pamela Long, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc.
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
File No: 333-164273

Dear Ms. Long:

On behalf of Tri-Tech Holding Inc. (“Tri-Tech”) and in response to the comments set forth in your letter dated March 5, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by Tri-Tech. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Tri-Tech has updated its financial statements in accordance with Rule 8-08 of Regulation S-X.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Pamela Long, Esq.

Securities and Exchange Commission

March 26, 2010

Executive Compensation, page 69

2.	Please update your executive compensation disclosure to comply with the new amendments to Items 401(e) and (f) and Item 402 of Regulation S-K which may be found at http://www.sec.gov/rules/final/2009/33-9089.pdf. Please include the stock options you awarded to Warren Zhao on September 9, 2009 in the summary compensation table pursuant to the new rules.

Tri-Tech has updated its executive compensation disclosure to comply with the new amendments to Item 401(e) and (f) and Item 402 of Regulation S-K. Tri-Tech has revised the summary compensation table to include stock options awarded to Warren Zhao, Peter Dong and Phil Fan, and has included the value of such options on the grant date.

3.	We note disclosure on page 69 that Warren Zhao received 119,375 in stock options and $49,155 in total compensation. We also note a separate table on page 70 discloses that Warren Zhao’s annual compensation is $50,000 and the “Outstanding Equity Awards at Fiscal Year End” table discloses that Mr. Zhao was granted 157,650 in stock options. Please revise to make these disclosures consistent.

Tri-Tech has corrected the disclosure at page 69 to show that Warren Zhao received 157,650 stock options. Additionally, Tri-Tech notes that while Mr. Zhao’s employment agreement provides that he is to receive annual compensation of $50,000, his actual cash compensation in 2009 was $49,155.

Exhibit 5.1

4.	Counsel must opine that the warrants are legal, binding obligations of the registrant under New York law, the state contract law governing the warrant agreement. Please revise the opinion accordingly or provide a separate New York opinion with respect to the warrants.

Cayman Islands counsel has revised its opinion to no longer opine on the underwriter’s warrants. Additionally, Tri-Tech and its underwriters have agreed that the warrant agreement will be governed by Delaware law. Tri-Tech has revised the warrant agreement to reflect that Delaware law will govern. Lastly, counsel for Tri-Tech has submitted its opinion that the warrants are legal, binding obligations of the registrant under Delaware law. This opinion is Exhibit 5.2 to the registration statement.

Pamela Long, Esq.

Securities and Exchange Commission

March 26, 2010

5.	Please update section 4 to disclose the correct registration statement filing date.

Cayman Islands counsel has revised section 4 of its opinion to correct the registration statement filing date.

6.	We note the assumption that there are no contractual prohibitions prohibiting the company from performing its obligations. Counsel may not assume readily ascertainable facts, such as the presence or absence of contractual terms binding upon the registrant. Please either remove this assumption or limit it to non-material contracts that have not been included in Commission filings by Tri-Tech.

Counsel has revised its opinion to limit the referenced assumption to non-material contracts that have not been included in Commission filings by Tri-Tech.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Enclosures: Three (3) redlined copies of the Registration Statement on Form S-1